SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

August 6, 2010

By Edgar and Hand Delivery

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. H. Christopher Owings
Mr. Ronald E. Alper

Re:	West Corporation Registration Statement on Form S-1
(File No. 333-162292) and Form 8-K Filed February 9, 2010 (File No. 000-21771)

Dear Mr. Owings:

On behalf of West Corporation (the “Company”), we are writing in response to the comment letter, dated February 25, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to (a) Amendment No. 4 to the Company’s Registration Statement on Form S-1, Registration No. 333-162292, filed on February 16, 2010 (as so amended, the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.001 per share (“Common Stock”) and (b) the Company’s Current Report on Form 8-K filed, File No. 000-21771, filed on February 9, 2010. For your convenience, four (4) courtesy copies of this letter are also being delivered to Mr. Ronald E. Alper.

As previously discussed with the Staff, the Company is currently evaluating market conditions and expects to file Amendment No. 5 to the Registration Statement (“Amendment No. 5”) sufficiently in advance of initiating marketing efforts in connection with the offering of shares of its Common Stock to allow Staff review.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

August 6, 2010

other similar references with respect to the Registration Statement used in the Staff’s comments and the Company’s response below refer to the Registration Statement as filed on February 16, 2010.

Summary Consolidated Financial Data, page 13

1.	We note your discussion of stock-based compensation within footnote one, as seen on page 14. Please reconcile the annual stock-based compensation amounts presented within this footnote to the annual stock-based compensation amounts presented within your calculation of Adjusted EBITDA, seen on page 15. If necessary, revise your disclosures so that these amounts are the same. Also apply this comment to your Selected Consolidated Financial Data beginning on page 34.

Response: As disclosed on page F-46, the elements of the stock-based compensation amounts disclosed in footnote one on page 14 are stock options, restricted stock and deferred compensation-notional shares. The stock option and restricted stock amounts are calculated in accordance with ASC 718, Share-Based Payment. The deferred compensation-notional shares amount is a similar non-cash equity related compensation amount; however, the Company did not include deferred compensation-notional shares in its calculation of stock-based compensation, including for purposes of calculating Adjusted EBITDA in accordance with its senior credit facilities, prior to 2009. The Company has included the effects of deferred compensation-notional shares in its calculations and disclosure of stock-based compensation for 2007 and 2008 in footnote one on pages 14, 35 and on page F-46 but, given the immateriality of the amounts involved prior to 2009 ($0.5 million and $1.0 million in 2007 and 2008, respectively) and the fact that there was no impact to the Company’s net income or cash flows from operations, the Company has not adjusted the 2007 and 2008 calculations of Adjusted EBITDA from what was previously reported in accordance with the covenants in its senior credit facilities. The Company will revise footnote (a) to its reconciliation of Adjusted EBITDA table in Amendment No. 5 to read as follows to clarify and quantify the discrepancy between the amounts presented within the table and the discussion of stock-based compensation shown in footnote one on pages 14, 35 and F-46:

“(a) Represents total share based compensation expense determined at fair value, excluding share based compensation expense related to deferred compensation-notional

Securities and Exchange Commission

August 6, 2010

shares of $1.0 million and $0.5 million in 2008 and 2007, respectively, as such amounts were not included in the calculation of Adjusted EBITDA for purposes of our senior credit facilities prior to 2009 and were not determined to be significant.”

Risk Factors, page 16

2.	We note that you have deleted the risk factor titled “Decreases in our collections may have an adverse effect on our receivables management business. In addition, changes in expected collection rates on portfolios held by us may cause us to record allowances for impairment against carrying values of these portfolios.” We also note that for the years ended December 31, 2008 and 2009, you recorded impairment charges of $76.4 million and $25.5 million, respectively, to establish a valuation allowance against the carrying value of portfolio receivables. Furthermore, you disclose on page 41 that your receivables management reporting unit, which had approximately $225.6 million of goodwill as of December 31, 2009, is the reporting unit with the least amount of cushion between its fair value and carrying value. Therefore, it appears that this risk factor should be added back in this section. Alternatively, explain to us why you deleted this risk factor.

Response: The Company’s receivables management business consists of purchased paper as well as other operations. The risk factor referred to in the Staff’s comment related primarily to the risk of impairment of the purchased paper portion of the receivables management business. The carrying value of portfolio receivables on the Company’s balance sheet at December 31, 2009 was $13.7 million, compared to $132.7 million at December 31, 2008 and $175.3 million at December 31, 2007. As the Staff correctly notes, the Company’s receivables management reporting unit has approximately $225.6 million of goodwill recorded. However, as the Company has noted at page 39, as a result of the difficulty in identifying new portfolio purchases on attractive terms and the recent deterioration of the U.S. economy, it has significantly reduced its portfolio purchases since the end of 2007 and expects the scope of its portfolio purchases to be significantly reduced for the foreseeable future. Specifically, the purchased paper (purchased receivables) portion of the receivables management business, which purchases, collects and manages receivable portfolios, represents less than 7% of the 2010 revenue budget for the receivables management reporting unit. As a result, the Company believes the purchased receivables element of the reporting unit, which gave

Securities and Exchange Commission

August 6, 2010

rise to the portfolio impairments in 2008 and 2009, is no longer a significant element of the receivables management reporting unit or the Company, and is not expected to represent a significant element in the foreseeable future. Accordingly, the Company believes the risk factor disclosure regarding purchased paper is no longer material to investors and was appropriately deleted.

The Company believes that disclosures included elsewhere in the Registration Statement, including the risks disclosed under the risk factor titled “Potential future impairments of our substantial goodwill, intangible assets, or other long-lived assets could adversely affect our business, results of operations and financial condition” and the revisions proposed below in response to Comments 3 and 4, sufficiently describe the material remaining risks related to goodwill impairment.

Potential future impairments of our substantial goodwill…, page 21

3.	We note your added disclosure on page 41 regarding the goodwill in your receivables management reporting unit. Please also include this disclosure under this risk factor and under “Business – Recent Development with respect to Noncontrolling Interests and Portfolio Receivables” on page 78.

Response: The Company will revise its disclosure in Amendment No. 5 as follows in response to the Staff’s comment:

(a) by adding the following disclosure under the risk factor entitled “Potential future impairments of our substantial goodwill, intangible assets, or other long-lived assets could adversely affect our business, results of operations and financial condition”:

“Our receivables management reporting unit, which had approximately $225.6 million of goodwill as of December 31, 2009, is our reporting unit with the least amount of cushion (as a percentage of carrying value) between its fair value and carrying value. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill and Intangible Assets.””

Securities and Exchange Commission

August 6, 2010

(b) by adding the following disclosure under “Business – Recent Development with respect to Noncontrolling Interests and Portfolio Receivables”:

“Our receivables management reporting unit, which had approximately $225.6 million of goodwill as of December 31, 2009, is our reporting unit with the least amount of cushion (as a percentage of carrying value) between its fair value and carrying value; however, we do not believe this reporting unit is at risk of failing the first step of our goodwill impairment test. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill and Intangible Assets.””

Management’s Discussion and Analysis, page 37

Critical Accounting Policies, page 40

4.	We note the revisions to your critical accounting policy for Goodwill and Intangible Assets, including your disclosure that your receivables management reporting unit is the reporting unit with the least amount of cushion between its fair value and carrying value. Based on your disclosures, it appears that you believe the receivables management reporting unit is at risk of failing step one of the impairment test, and as a result, a material impairment charge could occur. If our understanding is correct, please disclose the following as we believe it provides valuable information to your readers in assessing the sensitivity of your goodwill to future impairment:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Securities and Exchange Commission

August 6, 2010

Alternatively, if you do not believe that any of your reporting units are at risk of failing step one based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers to clarify the meaning of your current disclosure.

Response: The Company will revise its critical accounting policy for Goodwill and Intangible Assets in Amendment No. 5 in response to the Staff’s comment by inserting in the first paragraph of such critical accounting policy the language noted in bold text below:

“Goodwill and Intangible Assets. Goodwill and intangible assets, net of accumulated amortization, at December 31, 2009 were $1,665.6 million and $350.7 million, respectively. Management is required to exercise significant judgment in valuing the acquisitions in connection with the initial purchase price allocation and the ongoing evaluation of goodwill and other intangible assets for impairment. The purchase price allocation process requires estimates and judgments as to certain expectations and business strategies. If the actual results differ from the assumptions and judgments made, the amounts recorded in the consolidated financial statements could result in a possible impairment of the intangible assets and goodwill or require acceleration in amortization expense. In accordance with Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other (“ASC 350”) (formerly SFAS No. 142, Goodwill and Other Intangible Assets), we test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if we believe indicators of impairment exist. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. At December 31, 2009, our reporting units were one level below our operating segments. The performance of the impairment test involves a two-step process. The first step of the goodwill impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We determine the fair value of our reporting units using the discounted cash flow methodology. The discounted cash flow methodology requires us to make key assumptions such as projected future cash flows, growth rates, terminal value

Securities and Exchange Commission

August 6, 2010

and a weighted average cost of capital. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. We were not required to perform a second step analysis for the year ended December 31, 2009 as the fair value exceeded the carrying value for each of our reporting units in step one. Our receivables management reporting unit, which had approximately $225.6 million of goodwill as of December 31, 2009, is our reporting unit with the least amount of cushion (as a percentage of carrying value) between its fair value and carrying value; however, in light of the reduction in prior periods of the carrying value of our portfolio receivables and the anticipated performance of our receivables management reporting unit in total, we do not believe this reporting unit is at risk of failing the first step of the impairment test. If events and circumstances change resulting in significant changes in operations which result in lower actual operating income compared to projected operating income, we will test this reporting unit for impairment prior to our annual impairment test.”

Description of Capital Stock – Business Combinations, page 113

5.	We note your added disclosure that you have opted out of Section 203 of the Delaware General Corporation Law, but your certificate of incorporation contains similar provisions. Please clarify in this section, and under the risk factor titled “Anti-takeover provisions contained in our certificate of incorporation…” on page 25, how your provisions differ from Section 203 and the purpose of these different provisions.

Response: The Company will revise its disclosure in Amendment No. 5 in response to the Staff’s comment as follows:

(a) by revising the fifth bullet under the risk factor entitled “Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt that our stockholders may find beneficial” to read as follows:

“• limiting our ability to engage in certain business combinations with any “interested stockholder” (other than the Sponsors, Gary and Mary West, their affiliates and certain transferees) for a three-year period following the time that the stockholder became an interested stockholder;”

Securities and Exchange Commission

August 6, 2010

(b) by revising the final paragraph under “Description of Capital Stock—Certain Certificate of Incorporation, By-Law and Statutory Provisions—Business Combinations” to read as follows:

“These provisions of our certificate of incorporation differ from Section 203 of the Delaware General Corporation Law in that they provide that the Sponsors, Gary and Mary West, and their respective affiliates, and any of their respective direct or indirect transferees of 15% or more of our voting stock and affiliates of such direct or indirect transferees, and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision, while Section 203 of the Delaware General Corporation Law includes no such exceptions. In addition, Section 203 of the Delaware General Corporation Law exempts certain types of business combinations which are not exempted in our certificate of incorporation.”

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2009

Note 1. Summary of Significant Accounting Policies, page F-9

Common Stock, page F-14

6.	We note the discussion of your Class L stock that is classified outside of permanent equity since its redemption is considered to be outside of your control. Consistent with the guidance in ASR 268, we note you have classified these securities in temporary equity. Please tell us how you considered the guidance in ASC 810-10-50-1A(c) when preparing your statements of stockholders’ deficit or related footnotes to your financial statements, as it appears the redeemable Class L shares would be captured in the requirement to reconcile total equity. Specifically, it appears you should present a statement of redeemable convertible stock and stockholders’ deficit in which you should provide separate reconciliations for redeemable equity and permanent equity. Alternatively, we would not object if you present a separate reconciliation for your redeemable equity in a separate statement or in the notes to the financial statements. Please revise or advise.

Securities and Exchange Commission

August 6, 2010

Response: The largest component of the change in the value of the Company’s Class L common stock for each reporting period is the accretion of the priority preference, which is disclosed in the “Accretion of Class L common stock priority return preference” line item on the Statement of Stockholders’ Equity (Deficit) as well as in Note 16, Earnings Per Share. The accretion of Class L common stock was $173.7 million, $126.6 million, and $109.3 million, respectively, for the fiscal years ended December 31, 2009, 2008, and 2007. The Company believes the information necessary to reconcile the most significant components of the change in the value of the Company’s Class L shares has been prominently displayed in the Company’s previous filings. However, in response to the Staff’s comment, beginning with the filing of the Company’s quarterly financial statements for the quarter ending March 31, 2010, the Company has added a tabular reconciliation of the Class L shares in the notes to the Company’s financial statements. (Please see the disclosure on page 11 of the Company’s Quarterly Report on Form 10-Q for each of the quarters ending March 31, 2010 and June 30, 2010.)

Note 15. Employee Benefits and Incentive Plans, page F-39

7.	Refer to the detail of stock-based compensation expense at the top of page F-46. Please explain why these amounts differ from the stock-based compensation expense seen on the face of your statements of cash flows.

Response: The Company’s presentation on the top of page F-46 for 2009 is consistent with the 2009 provision for share-based compensation on the statements of cash flows. On the statement of cash flows for 2008 and 2007, deferred compensation-notional shares were not included in the provision for share-based compensation; accordingly, deferred compensation-notional shares for 2008 and 2007 are reflected in changes in operating assets and liabilities, net of business acquisitions – accrued expenses and other liabilities line items. The Company does not believe that revising the line item provision for share-based compensation on the statement of cash flows to reflect the deferred compensation-notional shares for 2008 and 2007 is necessary because these amounts, which were $1.0 million and $0.5 million, respectively, were determined to be insignificant and revision would not change cash flows from operating activities for the applicable periods.

Securities and Exchange Commission

August 6, 2010

Item 17. Undertakings, page II-2

8.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response: The Company will revise its undertakings in Amendment No. 5 in response to the Staff’s comment.

Form 8-K Filed February 9, 2010

9.	We note your presentation of EBITDA and adjusted EBITDA. Since you consider adjusted EBITDA a liquidity measure and reconcile it to cash flow from operating activities, please disclose the balances for each of the three major categories of the statement of cash flows in future filings.

Response: The Company has incorporated the requested disclosure in its applicable filings, beginning with the Company’s earnings releases for the quarters ended March 31, 2010 and June 30, 2010. (Please see the disclosure on page 6 of the press releases attached as Exhibit 99.1 to the Company’s Current Reports on Form 8-K dated April 21, 2010 and July 21, 2010.)

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Securities and Exchange Commission

August 6, 2010

Very truly yours,

/s/ Robert L. Verigan
Robert L. Verigan

cc:	David C. Mussman (West Corporation)
Keith F. Higgins (Ropes & Gray LLP)
Andrew J. Terry (Ropes & Gray LLP)